HEARTLAND MEDIA ACQUISITION CORP.
3282 Northside Pkwy, Suite 275
Atlanta, Georgia 30327

January 3, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel and Susan Block

Re:	Heartland Media Acquisition Corp.
Registration Statement on Form S-1
Filed November 26, 2021, as amended January 3, 2022
File No. 333-261374

Dear Mr. Stickel and Ms. Block:

Reference is made to our letter, filed as correspondence via EDGAR on December 30, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, January 4, 2022 at 5:00 pm Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Daniel Forman of Proskauer Rose LLP at 212.969.3096.

[Signature page follows]

Sincerely,

/s/ Robert S. Prather, Jr.
Robert S. Prather, Jr.
Chief Executive Officer

cc:	Daniel Forman, Proskauer Rose LLP
Louis Rambo, Proskauer Rose LLP